UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

INFOCROSSING, INC.
(Name of subject company (issuer))

WIPRO LIMITED
ROXY ACQUISITION CORP.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	45664X109
(Title of classes of securities)	(CUSIP number of common stock)
Madhu Khatri, Esq.
General Counsel
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
Raj Judge, Esq.
Christopher Rose, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing (2)
$609,429,597	$18,710

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $18.70 per share by the sum of (i) the 22,551,194 shares of common stock, par value $0.01 per share, of Infocrossing, Inc. (the “Shares”), issued and outstanding as of August 15, 2007, (ii) the 3,433,731 Shares that are issuable as of August 15, 2007 under outstanding Infocrossing stock options with an exercise price of less than $18.70 per Share, (iii) 931,134 Shares that are issuable as of August 15, 2007 under outstanding warrants to purchase Shares with an exercise price of less than $18.70 and (iv) 5,673,759 Shares that are issuable as of August 15, 2007 upon the conversion of the Infocrossing, Inc. 4.0% Convertible Senior Notes due June 15, 2024

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended. Such fee equals $30.70 for each $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$18,710	Filing Party:	Wipro Limited and Roxy Acquisition Corp.

Form of Registration No.:	Schedule TO	Date Filed:	August 17, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXHIBIT INDEX
EXHIBIT 99.(A)(5)(V)

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2007 (the “Initial Statement”), as amended, and relates to the offer by Roxy Acquisition Corp., a Delaware corporation (the “Offeror”) and indirect wholly-owned subsidiary of Wipro Limited, a corporation organized under the laws of India (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Infocrossing, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.70 per Share (or any higher price per Share that is paid in the tender offer) net to the holder thereof in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11.     Additional Information.
     Item 11 of the Statement is amended and supplemented by adding the following at the end thereof:
     “The Offer expired at 11:59 p.m., New York City time, on September 17, 2007. The Depositary has advised the Parent that, as of the expiration of the Offer, approximately 20,465,514 Shares had been validly tendered and not withdrawn in the Offer, and such tendered Shares (together with all Shares tendered pursuant to guaranteed delivery procedures) represent approximately 100% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
     Assuming the receipt of a sufficient number of Shares tendered pursuant to guaranteed delivery procedures to ensure that the Offeror holds at least 90% of the outstanding Shares, the Offeror intends to complete the acquisition of the Company through a short-form merger as soon as practicable. If necessary, the Offeror intends to exercise the Top-Up Option to purchase newly issued Shares in order to ensure ownership of at least 90% of the outstanding Shares. In the short-form merger, all outstanding Shares not purchased by the Offeror in the Offer will be converted into the right to receive $18.70 per share in cash.
     On September 18, 2007, the Parent issued a press release announcing the results of the Offer. The full text of the September 18, 2007 press release is attached as Exhibit (a)(5)(v) and is incorporated herein by reference.”
Item 12.     Exhibits.
     Item 12 of the Statement is amended and supplemented by adding the following:
     “(a)(5)(v) Press Release issued by the Parent on September 18, 2007.”

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ROXY ACQUISITION CORP.
By:	/s/ Sridhar Ramasubbu
Name:	Sridhar Ramasubbu
Title:	President and Treasurer

WIPRO LIMITED
By:	/s/ Suresh C. Senapaty
Name:	Suresh C. Senapaty
Title:	Chief Financial Officer and Executive Vice President, Finance

Dated: September 18, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 17, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Instructions for Form W-8BEN.*
(a)(1)(viii)	Form of Summary Advertisement as published on August 17, 2007 in The Wall Street Journal.*
(a)(5)(i)	Press Release issued by Wipro Limited (the “Parent”) on August 6, 2007.*
(a)(5)(ii)	Transcript of conference call held by the Parent and Infocrossing, Inc. on August 7, 2007.*
(a)(5)(iii)	Presentation circulated before conference call held by the Parent and Infocrossing, Inc. on August 7, 2007.*
(a)(5)(iv)	Transcript of conference call held by Infocrossing, Inc. along with some of the senior executives of the Parent on August 6, 2007.*
(a)(5)(v)	Press Release issued by the Parent on September 18, 2007.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2007, by and among the Parent, Roxy Acquisition Corp. (the “Offeror”) and Infocrossing, Inc.*
(d)(2)	Form of Tender and Voting Agreement entered into among the Parent, the Offeror and Zach Lonstein on August 6, 2007.*
(d)(3)	Form of Tender and Voting Agreement entered into among the Parent, the Offeror and Robert Wallach on August 6, 2007.*
(d)(4)	Confidentiality Agreement, dated as of October 16, 2006, between the Parent and Infocrossing, Inc.*
(d)(5)	Exclusivity Agreement, dated as of August 2, 2007, between the Parent and Infocrossing, Inc.*
(g)	None.
(h)	None.

*	Previously filed with the Statement on August 17, 2007 or a previously filed amendment thereto.